FORM 6-K/A
                                (Amendment No.1)

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August 2007

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X               Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The financial statements included in the press release attached hereto as
Exhibit 99.1 and the press release attached hereto as Exhibit 99.2 are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; (v) the Registrant's Registration Statement on Form S-8 No. 333-12178; (vi) the Registrant's Registration Statement on Form S-8 No. 333-131991; and (vii) the Registrant's Israeli prospectus dated August 15, 2007.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

   Exhibit 99.1 Press release: Orckit Communications Reports 2007 Second Quarter Results, dated August 15, 2007.

   Exhibit 99.2 Press release: Interim Award of $12 Million Granted to Orckit in Commercial Arbitration, dated August 14, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ORCKIT COMMUNICATIONS LTD.


Date: August 21, 2007                  By:/s/ Adam M. Klein
                                         -------------------
                                       Adam M. Klein for Izhak Tamir,
                                       President, pursuant to authorization

                                  EXHIBIT INDEX


Exhibit Number            Description of Exhibit


99.1 Press release: Orckit Communications Reports 2007 Second Quarter Results, dated August 15, 2007.


99.2 Press release: Interim Award of $12 Million Granted to Orckit in Commercial Arbitration, dated August
                          14, 2007.